UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                 Form 20-F    ☒    or    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes    ☐      No    ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the three months ended June 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: August 20, 2019

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2019

On August 14, 2019, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2019 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2019		June 30, 2019		June 30, 2019
Assets:
Cash and due from banks		¥57,411,276		¥58,018,346	$538,453
Call loans and bills bought		2,465,744		1,552,415	14,408
Receivables under resale agreements		6,429,365		5,959,002	55,304
Receivables under securities borrowing transactions		4,097,473		3,583,687	33,259
Monetary claims bought		4,594,578		4,625,271	42,926
Trading assets		5,328,778		6,778,464	62,909
Money held in trust		390		366	3
Securities	*2	24,338,005	*2	24,076,935	223,452
Loans and bills discounted	*1	77,979,190	*1	77,964,216	723,566
Foreign exchanges		1,719,402		2,329,290	21,618
Lease receivables and investment assets		247,835		256,908	2,384
Other assets		7,307,305		7,796,441	72,357
Tangible fixed assets		1,504,703		1,501,670	13,937
Intangible fixed assets		769,231		793,314	7,363
Net defined benefit asset		329,434		336,206	3,120
Deferred tax assets		40,245		20,731	192
Customers’ liabilities for acceptances and guarantees		9,564,993		9,451,934	87,721
Reserve for possible loan losses		(468,808)		(472,682)	(4,387)

Total assets		¥203,659,146		¥204,572,522	$1,898,585

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2019	June 30, 2019	June 30, 2019
Liabilities and net assets:
Liabilities:
Deposits	¥122,325,038	¥121,432,599	$1,126,985
Negotiable certificates of deposit	11,165,486	10,931,951	101,457
Call money and bills sold	1,307,778	1,435,254	13,320
Payables under repurchase agreements	11,462,559	10,782,691	100,071
Payables under securities lending transactions	1,812,820	1,675,108	15,546
Commercial paper	2,291,813	2,136,549	19,829
Trading liabilities	4,219,293	4,730,915	43,906
Borrowed money	10,656,897	11,547,138	107,166
Foreign exchanges	1,165,141	1,294,507	12,014
Short-term bonds	84,500	172,500	1,601
Bonds	9,227,367	9,131,716	84,749
Due to trust account	1,352,773	1,578,275	14,648
Other liabilities	4,873,630	6,411,607	59,504
Reserve for employee bonuses	70,351	28,933	269
Reserve for executive bonuses	3,091	—	—
Net defined benefit liability	31,816	33,325	309
Reserve for executive retirement benefits	1,374	1,056	10
Reserve for point service program	23,948	24,698	229
Reserve for reimbursement of deposits	7,936	5,798	54
Reserve for losses on interest repayment	147,594	137,418	1,275
Reserves under the special laws	2,847	2,847	26
Deferred tax liabilities	378,220	373,969	3,471
Deferred tax liabilities for land revaluation	30,259	30,237	281
Acceptances and guarantees	9,564,993	9,451,934	87,721

Total liabilities	192,207,534	193,351,035	1,794,441

Net assets:
Capital stock	2,339,443	2,339,443	21,712
Capital surplus	739,047	691,542	6,418
Retained earnings	5,992,247	6,075,295	56,383
Treasury stock	(16,302)	(68,274)	(634)

Total stockholders’ equity	9,054,436	9,038,005	83,879

Net unrealized gains (losses) on other securities	1,688,852	1,624,151	15,073
Net deferred gains (losses) on hedges	(54,650)	(5,675)	(53)
Land revaluation excess	36,547	36,497	339
Foreign currency translation adjustments	50,379	8,617	80
Accumulated remeasurements of defined benefit plans	(7,244)	(6,534)	(61)

Total accumulated other comprehensive income	1,713,884	1,657,056	15,379

Stock acquisition rights	4,750	4,062	38
Non-controlling interests	678,540	522,362	4,848

Total net assets	11,451,611	11,221,487	104,144

Total liabilities and net assets	¥203,659,146	¥204,572,522	$1,898,585

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Three months ended June 30	2018		2019		2019
Ordinary income		¥1,426,372		¥1,334,510	$12,385
Interest income		578,790		625,540	5,805
Interest on loans and discounts		384,609		446,534	4,144
Interest and dividends on securities		85,399		68,240	633
Trust fees		1,086		1,002	9
Fees and commissions		302,911		307,293	2,852
Trading income		47,293		63,959	594
Other operating income		425,980		273,844	2,541
Other income	*1	70,310	*1	62,868	583
Ordinary expenses		1,094,479		1,073,067	9,959
Interest expenses		245,182		322,841	2,996
Interest on deposits		98,903		128,398	1,192
Fees and commissions payments		48,959		52,569	488
Trading losses		1,154		—	—
Other operating expenses		341,631		214,209	1,988
General and administrative expenses		428,772		432,641	4,015
Other expenses	*2	28,778	*2	50,805	472

Ordinary profit		331,893		261,442	2,426

Extraordinary gains	*3	136	*3	22,010	204
Extraordinary losses	*4	1,405	*4	1,069	10

Income before income taxes		330,624		282,383	2,621

Income taxes		82,937		60,688	563

Profit		247,687		221,695	2,057

Profit attributable to non-controlling interests		20,602		5,967	55

Profit attributable to owners of parent		¥227,084		¥215,727	$2,002

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Three months ended June 30	2018	2019	2019
Profit	¥247,687	¥221,695	$2,057
Other comprehensive income	67,608	(55,999)	(520)
Net unrealized gains (losses) on other securities	107,188	(65,526)	(608)
Net deferred gains (losses) on hedges	(8,639)	53,910	500
Foreign currency translation adjustments	(1,322)	(45,657)	(424)
Remeasurements of defined benefit plans	(2,804)	748	7
Share of other comprehensive income of affiliates	(26,813)	525	5

Total comprehensive income	315,295	165,695	1,538

Comprehensive income attributable to owners of parent	275,153	158,949	1,475
Comprehensive income attributable to non-controlling interests	40,142	6,746	63

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC group through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at June 30, 2019 which was ¥107.75 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Not applicable.

(2)	Significant changes in the scope of equity method

Daiwa SB Investments Ltd. was excluded from the scope of equity method affiliates from the three months ended June 30, 2019 as it ceased to be an affiliate due to a merger.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2020 including the period for the three months ended June 30, 2019.

Amounts of Income taxes include Income taxes-deferred.

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans at March 31, 2019 and June 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	June 30, 2019
Bankrupt loans	¥12,806	¥14,549
Non-accrual loans	456,802	462,457
Past due loans (3 months or more)	13,444	15,821
Restructured loans	193,427	209,359

Risk-monitored loans	¥676,481	¥702,188

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2019 and June 30, 2019 were as follows:

	Millions of yen
	March 31, 2019	June 30, 2019
Guaranteed amount to privately-placed bonds	¥1,662,777	¥1,622,205

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the three months ended June 30, 2018 and 2019 included the following:

Three months ended June 30, 2018	Millions of yen	Three months ended June 30, 2019	Millions of yen
Gains on sales of stocks	¥ 33,015	Gains on sales of stocks	¥37,186

*2	Other expenses

“Other expenses” for the three months ended June 30, 2018 and 2019 included the following:

Three months ended June 30, 2018	Millions of yen	Three months ended June 30, 2019	Millions of yen
Write-off of loans	¥ 18,147	Provision for reserve for possible loan losses	¥23,031

*3	Extraordinary gains

“Extraordinary gains” for the three months ended June 30, 2018 and 2019 included the following:

Three months ended June 30, 2018	Millions of yen	Three months ended June 30, 2019	Millions of yen
Gains on disposal of fixed assets	¥ 136	Gains on step acquisitions	¥21,997

*4	Extraordinary losses

“Extraordinary losses” for the three months ended June 30, 2018 and 2019 included the following:

Three months ended June 30, 2018	Millions of yen	Three months ended June 30, 2019	Millions of yen
Losses on impairment of fixed assets	¥610	Losses on impairment of fixed assets	¥650
Losses on disposal of fixed assets	613	Losses on disposal of fixed assets	419

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the three months ended June 30, 2019. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2018 and 2019 are as follows:

	Millions of yen
Three months ended June 30	2018	2019
Depreciation	¥70,701	¥50,803
Amortization of goodwill	5,725	4,337

(Notes to stockholders’ equity)

Dividends paid in the three months ended June 30, 2018

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 28, 2018	Common stock	¥126,950	¥90	March 31, 2018	June 29, 2018	Retained earnings

Dividends paid in the three months ended June 30, 2019

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 27, 2019	Common stock	¥132,582	¥95	March 31, 2019	June 28, 2019	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

	Millions of yen
Three months ended June 30, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥182,380	¥315,662	¥163,711	¥105,497	¥(48,117)	¥719,133
Expenses	(86,009)	(258,271)	(78,680)	(13,125)	7,314	(428,772)
Others	9,408	1,398	9,692	4,543	(1,014)	24,028

Consolidated net business profit	¥105,779	¥58,789	¥94,724	¥96,915	¥(41,817)	¥314,389

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Three months ended June 30, 2019	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥144,341	¥302,568	¥159,833	¥135,020	¥(59,742)	¥682,021
Expenses	(68,978)	(252,729)	(90,719)	(14,279)	(5,936)	(432,641)
Others	10,468	430	15,465	6,902	(13,469)	19,796

Consolidated net business profit	¥85,830	¥50,270	¥84,579	¥127,644	¥(79,147)	¥269,176

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2018	Millions of yen
Consolidated net business profit	¥314,389
Other ordinary income (excluding equity in gains of affiliates)	46,282
Other ordinary expenses	(28,778)

Ordinary profit on quarterly consolidated statements of income	¥331,893

Note: Figures shown in the parenthesis represent the loss.

Three months ended June 30, 2019	Millions of yen
Consolidated net business profit	¥269,176
Other ordinary income (excluding equity in gains of affiliates)	43,071
Other ordinary expenses	(50,805)

Ordinary profit on quarterly consolidated statements of income	¥261,442

Note:     Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.    Bonds classified as held-to-maturity

March 31, 2019	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥280,247	¥281,136	¥888
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥280,247	¥281,136	¥888

Note: The fair values are based on their market prices and others at the end of the fiscal year.
June 30, 2019	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥260,202	¥260,962	¥759
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥260,202	¥260,962	¥759

Note: The fair values are based on their market prices and others at the end of the period.

2.    Other securities

	Millions of yen
March 31, 2019	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,444,638	¥3,347,577	¥1,902,938
Bonds	8,923,365	8,983,731	60,365
Japanese government bonds	6,211,070	6,234,326	23,255
Japanese local government bonds	98,428	99,164	735
Japanese corporate bonds	2,613,866	2,650,240	36,374
Other	10,725,378	11,083,416	358,038

Total	¥21,093,383	¥23,414,725	¥2,321,342

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.

	2.

Net unrealized gains on other securities shown above include losses of ¥12,277 million for the fiscal year ended March 31, 2019 which are recognized in the earnings by applying fair value hedge accounting.

	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2019	Millions of yen
Stocks	¥139,051
Other	246,765

Total	¥385,817

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

	Millions of yen
June 30, 2019	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,417,783	¥3,149,594	¥1,731,811
Bonds	8,985,408	9,051,977	66,568
Japanese government bonds	6,207,018	6,234,379	27,360
Japanese local government bonds	121,671	122,422	750
Japanese corporate bonds	2,656,718	2,695,175	38,457
Other	10,524,871	10,970,524	445,653

Total	¥20,928,062	¥23,172,096	¥2,244,033

Notes:	1.

Quarterly consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the period, and bonds and others are carried at their period-end market prices.

	2.

Net unrealized losses on other securities shown above include losses of ¥11,751 million for the three months ended June 30, 2019 that are recognized in the earnings by applying fair value hedge accounting.

	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

June 30, 2019	Millions of yen
Stocks	¥140,466
Other	255,059

Total	¥395,525

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

3.     Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss. Valuation losses for the fiscal year ended March 31, 2019 and for the three months ended June 30, 2019 were ¥9,013 million and ¥3,583 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.    Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2019

There are no corresponding transactions.

Three months ended June 30, 2019

There are no corresponding transactions.

2.    Other money held in trust (Other than trading and held to maturity)

March 31, 2019	Millions of yen
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥390	¥390	—
Note: Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

June 30, 2019	Millions of yen
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥366	¥366	—
Note: Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2019	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥59,431,284	¥618	¥618
Interest rate options	134,241,530	22,079	22,079
Over-the-counter
Forward rate agreements	54,470,715	(542)	(542)
Interest rate swaps	444,871,798	294,408	294,408
Interest rate swaptions	12,036,115	(480)	(480)
Caps	59,064,895	(51,326)	(51,326)
Floors	2,193,601	780	780
Other	9,288,882	28,837	28,837

Total	/	¥294,374	¥294,374

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2019	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥97,479,668	¥(1,031)	¥(1,031)
Interest rate options	160,307,366	14,081	14,081
Over-the-counter
Forward rate agreements	75,362,356	4	4
Interest rate swaps	458,415,099	385,641	385,641
Interest rate swaptions	12,063,197	(7,742)	(7,742)
Caps	60,239,746	(26,161)	(26,161)
Floors	2,625,168	308	308
Other	9,496,502	25,115	25,115

Total	/	¥390,215	¥390,215

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥3,942	¥21	¥21
Over-the-counter
Currency swaps	46,383,650	82,884	76,881
Currency swaptions	1,158,840	855	855
Forward foreign exchange	81,510,434	24,012	24,012
Currency options	5,708,189	5,294	5,294

Total	/	¥113,069	¥107,066

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
June 30, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥2,891	¥814	¥814
Over-the-counter
Currency swaps	49,827,239	48,041	62,642
Currency swaptions	1,135,522	1,348	1,348
Forward foreign exchange	77,023,959	(73,713)	(73,713)
Currency options	5,552,695	8,047	8,047

Total	/	¥(15,462)	¥(860)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2019
Listed
Equity price index futures	¥931,225	¥2,088	¥2,088
Equity price index options	1,259,342	(27,469)	(27,469)
Over-the-counter
Equity options	721,754	(1,529)	(1,529)
Equity index forward contracts	8,094	554	554
Equity index swaps	322,428	13,521	13,521

Total	/	¥(12,835)	¥(12,835)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
June 30, 2019
Listed
Equity price index futures	¥1,201,661	¥1,973	¥1,973
Equity price index options	1,214,247	(23,140)	(23,140)
Over-the-counter
Equity options	699,091	(809)	(809)
Equity index forward contracts	12,411	212	212
Equity index swaps	335,756	13,948	13,948

Total	/	¥(7,815)	¥(7,815)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,901,032	¥(2,233)	¥(2,233)
Bond futures options	491,611	(541)	(541)
Over-the-counter
Bond forward contracts	1,328	2	2
Bond options	1,100,342	(1,033)	(1,033)

Total	/	¥(3,805)	¥(3,805)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥5,452,176	¥(28)	¥(28)
Bond futures options	247,490	(181)	(181)
Over-the-counter
Bond options	693,218	126	126

Total	/	¥(83)	¥(83)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥28,823	¥30	¥30
Over-the-counter
Commodity swaps	183,117	1,915	1,915
Commodity options	13,714	(388)	(388)

Total	/	¥1,556	¥1,556

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
June 30, 2019	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥63,672	¥(24)	¥(24)
Over-the-counter
Commodity swaps	175,284	1,853	1,853
Commodity options	8,975	(374)	(374)

Total	/	¥1,453	¥1,453

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2019	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,504,765	¥(651)	¥(651)

Total	/	¥(651)	¥(651)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2019	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,621,285	¥(1,964)	¥(1,964)

Total	/	¥(1,964)	¥(1,964)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

<Business combination through acquisition>

Merger between Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd.

On April 1, 2019, Sumitomo Mitsui Asset Management Company, Limited (“SMAM”), a consolidated subsidiary of the Company, merged with Daiwa SB Investments Ltd. (“DSBI”), an equity method affiliate of the Company, under a merger agreement concluded on September 28, 2018 between SMAM and DSBI. The trade name of the merged company is Sumitomo Mitsui DS Asset Management Company, Limited.

The outline of the merger is as follows:

1.	Outline of the business combination

(1)	Name of the acquired company and its business

Name:	Daiwa SB Investments Ltd.

Business:	Investment management (discretionary/advisory) and investment trust fund management

(2)	Main reasons for the business combination

The asset management business is undergoing global growth, and the investment management capabilities and services desired by clients are progressively becoming more sophisticated. The merger aims to establish an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers the highest quality of investment management performance and services based on its fiduciary duties, in order to address the aforesaid client needs.

(3)	Date of the business combination

April 1, 2019

(4)	Legal form of the business combination

The structure of the merger is an absorption-type merger with SMAM as the surviving company and DSBI as the absorbed company.

(5)	Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6)	The ratio of acquired voting rights

Ratio of voting rights owned by the Company immediately prior to the business combination: 48.96%

Ratio of voting rights increased on the date of business combination: 1.16%

Ratio of voting rights after the merger: 50.12%

(7)	Grounds for deciding on the acquirer

The Company owns a majority of the voting rights of Sumitomo Mitsui DS Asset Management Company, Limited.

2.	Period of the acquired company’s financial result included in the quarterly consolidated statements of income of the Company

From April 1, 2019 to June 30, 2019

3.	Acquisition cost and consideration of the acquired company

Fair value at the business combination of the common shares of DSBI held by the Company immediately prior to the business combination	40,111 million yen
Consideration (shares of SMAM) for the common shares of DSBI additionally acquired by the Company on the date of business combination	958 million yen

Acquisition cost of the acquired company	41,070 million yen

4.	Merger ratio according to the type of shares, method of calculation of merger ratio and number of shares delivered

(1)	Type of shares and merger ratio

Common share                SMAM 1: DSBI 4.2156

(2)	Method of calculation of merger ratio

SMAM and DSBI conducted careful discussion on the merger ratio following a comprehensive consideration of the financial condition, asset condition and future prospects of the two companies based on the analysis by each third party appraiser regarding merger ratio, Ernst & Young Transaction Advisory Services Co., Ltd., appointed by SMAM, and PwC Advisory LLC, appointed by DSBI. As a result, SMAM and DSBI concluded that the merger ratio was appropriate and reached an agreement.

(3)	Number of shares delivered

Common share of SMAM    16,230,060 stocks

5.	Difference between acquisition cost and total amount of acquisition cost of each transaction

Acquisition cost	41,070 million yen
Sum of acquisition costs of each transaction resulting in the acquisition	19,072 million yen

Difference (gains on step acquisitions)	21,997 million yen

6.	Amount of goodwill, reason for recognizing goodwill, amortization method and the period

(1)	Amount of goodwill

17,022 million yen

(2)	Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

(3)	Amortization method and the period

Goodwill is amortized using the straight-line method over 14 years.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

	Millions of yen, except per share data and number of shares
Three months ended June 30	2018	2019
(i) Earnings per share	¥161.78	¥155.24
[The calculation method]
Profit attributable to owners of parent	227,084	215,727
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	227,084	215,727
Average number of common stock during the period (in thousands)	1,403,702	1,389,636
(ii) Earnings per share (diluted)	¥161.67	¥155.14
[The calculation method]
Adjustment for profit attributable to owners of parent	(3)	(7)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(3)	(7)
Increase in the number of common stock (in thousands)	927	846
Stock acquisition rights (in thousands)	927	846

(Significant Subsequent Events)

There are no significant subsequent events to be disclosed.

(Others)

Not applicable.